

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 8, 2009

Mr. Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.
475 West Georgia Street, Suite 410
Vancouver, British Columbia
Canada V6B 4M9

> **Re: Petaquilla Minerals Ltd.**
> **Proposed Amendment to Form 20-F for the Transition Period Ended**
> **May 31, 2008**
> **Form 20-F for the Fiscal Year Ended May 31, 2009**
> **Filed September 8, 2009**
> **Response Letter Dated September 1, 2009**
> **File No. 000-26926**

Dear Mr. Moubarak:

We have reviewed the above noted filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposed Amendment to Annual Report on Form 20-F for the Transition Period Ended May 31, 2008

Business Overview, page 23

1.   You make reference at page 24 to Exhibit 4.V. regarding Panama's requirements with respect to the Cerro Petaquilla Concession. Please file an English translation or an English summary of such exhibit. See the Instructions as to Exhibits in Form 20-F. In addition, please ensure that you have disclosed all material terms of such document in your filing. This comment also applies to your Annual Report on Form 20-F for the fiscal year ended May 31, 2009.

Operating and Financial Review and Prospects, page 40

Operating Results, page 40

Restatement of U.S. GAAP Financial Statements, page 53

2.   We note numerous instances in which the amounts you report on pages 40 do not
        agree with the corresponding amounts on page 125 under Note 28 of your
        financial statements. For example, the amounts of equity investment adjustments
        as reported on page 40 do not agree to the corresponding amounts on page 125.
        Please resolve all inconsistencies.

        We also note that you did not explain the nature of the $2,143,773 receivable
        from a related company on page 41. Please disclose the reason for this
        adjustment in your discussion.

Management Report on Internal Controls Over Financial Reporting, page 81

3.   You state at page 81 that "[o]ther than the foregoing, during the period covered
        by this report, there were no changes in our internal control over financial
        reporting that have materially affected, or are reasonably likely to materially
        affect, our internal control over financial reporting." However, you state at page
        77 that there were no such changes to your internal control over financial
        reporting. Please revise your filing to provide consistent disclosure with respect
        to any change in your internal control over financial reporting during the period
        covered by your report that has materially affected, or is reasonably likely to
        materially affect, your internal control over financial reporting.

Financial Statements

General

4.   We note in response to our prior comment 10 you now present audited financial
        statements for the twelve month period ended January 31, 2006. However, you
        have excluded reference to or information about this period in the title page on
        page 80 and in the notes to your financial statements. Please revise your financial
        statements to include this omitted information. Please also address this period in
        your discussions at other sections of the amendment such as Item 3D on page 16,
        Item 4D on page 27, Item 5B on page 47 and Item 8A on page 60 where
        references are made to the prior periods.

Annual Report on Form 20-F for the Fiscal Year Ended May 31, 2009

Risk Factors, page 15

Risks related to mining operations could adversely affect our business, page 17

5.   You present numerous risks under this risk factor heading. Please revise your
        disclosure to present these risks under separate risk factor headings.

Selected Financial Data, page 14

6.   Please present U.S. GAAP reconciled selected financial data in this section rather
        than referring the reader to Note 29 of your financial statements for details of the
        differences between Canadian GAAP and U.S. GAAP. You may refer to
        Instruction 2 to Item 3.A on Form 20-F if you require additional clarification or
        guidance.

Operating and Financial Review and Prospects, page 39

Liquidity and Capital Resources, page 48

7.   Please revise your disclosure to discuss your liquidity in terms of the payments
        that you may be obligated to make with respect to the senior secured notes and
        the convertible senior secured notes. For example, please discuss your liquidity
        in the context of interest payments, redemption rights and semi-annual principal
        payments.

May 31, 2009, Compared with May 31, 2008, page 49

8.   Please disclose in this section all material terms of the senior secured notes and
        the convertible senior secured notes.

Tabular Disclosure of Contractual Obligations, page 52

9.   Please add a total column to the contractual obligation table to comply with Item
        5.F of Form 20-F.

Controls and Procedures, page 76

10.   You state at page 77 that during the period covered by your report, there were no
        changes in your internal control over financial reporting that have materially
        affected, or are reasonably likely to materially affect, your internal control over
        financial reporting. Please reconcile this statement with your disclosure at page
        76 regarding the measures that you have taken to address the material weaknesses

in your internal controls that you identified during your transition period ended May 31, 2008.

Financial Statements

Consolidated Statements of Cash Flows, page 91

11.   We note that you present "prepaid interest" on senior secured notes and convertible senior notes as cash outflows from financing activities. We would ordinarily expect interest payments to be presented as cash outflows from operating activities. Tell us the origin of these line items, and explain how your classification of these line items as cash outflow from financing activities is consistent with the guidance in paragraph 23 of SFAS 95.

Notes to Financial Statements, page 93

12.   Please add disclosure clarifying that you changed your fiscal year end from January 31 to April 30 in 2007, and again from April 30 to May 31 in 2008, also providing your reasons for enacting these changes, in the notes to your financial statements.

Note 28-Restatement of January 31, 2007 Interim Financial Statements and May 31, 2008 Balance Sheet, page 121

13.   We note your disclosure in which you state that you adopted a change in accounting policy which affects the measurement of dilution gains and equity losses on a retroactive basis. Please clarify whether this accounting change was voluntary or resulted from the initial application of a primary source of Canadian GAAP. In addition, please tell us why you have not provided the disclosures outlined in CICA Handbook Section 1506-Accounting Changes for this change in accounting policy.

Note 29-Differences Between Canadian and United States Generally Accepted Accounting Principles, page 122

14.   We note your disclosure on page 99 in which you state that you changed your accounting policy for mineral properties during the current fiscal year "…whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained."

        Please modify your accounting policy disclosure for U.S. GAAP as necessary to differentiate between exploration, development and production costs, and to ensure correlation of these terms with your reserve findings, and stage of operations, based on the definitions set forth in Industry Guide 7. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Therefore, the accounting treatment that you describe for exploration and development costs does not reflect sufficient distinction in the character of these costs for U.S. GAAP purposes.

We note you continue to present a difference in accounting for mineral properties and deferred costs in your U.S. GAAP reconciliation. Please clarify the origination of the difference you have quantified in your U.S. GAAP reconciliation.

15.   We note for U.S. GAAP purposes you indicate that commercial production has commenced while under Canadian GAAP you are in the pre-commercial production phase. Further, we note that as a result of reaching the production phase for U.S. GAAP purposes you have recognized revenue, cost of goods sold, amortization and an inventory write-down for the fiscal year ended May 31, 2009. Please expand your disclosure to explain how commercial production is defined under Canadian GAAP, and how you have determined that you are in the production phase for U.S. GAAP purposes.

Given that you have not established proven and probable reserves, any disclosure indicating that you are in the *production phase* for U.S. GAAP purposes should include language clarifying that you have not established proven and probable reserves and would therefore not be appropriately described as in the *production stage* based on the definitions in Industry Guide 7. We suggest that for purposes of describing the differences that you have identified between Canadian and U.S. GAAP, you focus on the actual differences rather than the stage of your operations.

We understand that for U.S. GAAP purposes, you report proceeds from the sales of minerals as revenue and recognize the associated direct costs on the statement of operations, while for Canadian GAAP purposes, you report such proceeds and costs as adjustments to mineral properties on the balance sheet.

In addition, please disclose the accounting method you use to compute amortization in determining the costs associated with sales. If you are applying the unit of production method to compute amortization, please disclose the extent to which you have used resources in your computations, differentiating between measured, indicated and inferred resources. We would not expect that estimates of inferred resources would be sufficiently reliable for use in DD&A computations or financial reporting under U.S. GAAP.

Finally, we note you present a write-down of inventory in the amount of $2,404,695 in fiscal 2009 as a reconciling item to U.S. GAAP. Tell us the origin of this item as it is not clear why the sale of minerals would result in this type of charge irrespective of whether you are in the pre-production or production phase.

Exhibits, page 130

16.   Please file as exhibits to your filing the instruments defining the rights of the holders of your senior secured notes and convertible senior secured notes. See the Instructions as to Exhibits in Form 20-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide a written response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476, Jenifer Gallagher at (202) 551-4706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director